EXHIBIT 99.6

FORTUNA SILVER MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2009 and 2008

(Expressed in thousands of United States Dollars, unless otherwise stated)

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors’ Report

To the Shareholders of
Fortuna Silver Mines Inc.

We have audited the consolidated balance sheets of Fortuna Silver Mines Inc. as at December 31, 2009 and 2008 and the consolidated statements of operations, comprehensive income (loss), cash flows, and shareholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) Deloitte & Touche LLP

Chartered Accountants
March 18, 2010

FORTUNA SILVER MINES INC.
CONSOLIDATED BALANCE SHEETS
AS AT DECEMBER 31,
(Expressed in thousands of US Dollars)

	Notes	2009	2008
ASSETS
CURRENT
Cash		$30,763	$29,454
Short term investments	4	6,034	-
Derivatives	5	-	1,418
Accounts receivable and prepaid expenses	6	8,635	1,865
GST and value added tax		601	5,127
Inventories	7	2,329	1,727
		48,362	39,591

LONG TERM INVESTMENT AND RECEIVABLE	8	16	3,207
PROPERTY, PLANT AND EQUIPMENT	9	17,233	13,285
MINERAL PROPERTIES	10	74,127	59,285
		$139,738	$115,368

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	11	$8,083	$4,735
Due to related parties, net	12	49	38
Derivatives	5	3,055	-
Current portion of long term liability	13 a), 13 b)	1,038	762
		12,225	5,535

LONG TERM LIABILITY	13 a), 13 b)	1,454	1,382
ASSET RETIREMENT OBLIGATION	14	2,529	1,066
FUTURE INCOME TAX LIABILITY	15	10,973	9,410
NON-CONTROLLING INTEREST	3	-	9,007
		27,181	26,400
SHAREHOLDERS’ EQUITY
SHARE CAPITAL		104,701	98,206
CONTRIBUTED SURPLUS		14,315	11,854
DEFICIT		(9,357)	(9,980)
ACCUMULATED OTHER COMPREHENSIVE INCOME(LOSS)		2,898	(11,112)
		(6,459)	(21,092)
		112,557	88,968
Commitments and contingencies	18	$139,738	$115,368
Subsequent events	10, 22

APPROVED BY THE DIRECTORS:

”Jorge Ganoza Durant”	, Director	“ Simon Ridgway”	, Director
Jorge Ganoza Durant		Simon Ridgway

The accompanying notes are an integral part of these audited consolidated financial statements

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars, except for share and per share amounts)

	Notes	2009	2008
Sales		$51,428	$24,867
Cost of sales		17,755	15,605
Depletion, depreciation and accretion		5,944	5,363
MINE OPERATING INCOME		27,729	3,899

Selling, general and administrative expenses (includes depreciation of $64 (2008: $49))	12	9,558	7,815
Stock-based compensation	16 d)	2,707	1,348
Write-off of deferred exploration costs		1,081	329
		13,346	9,492

OPERATING INCOME(LOSS)		14,383	(5,593)

Interest and other income and expenses		433	1,361
Interest and finance expenses		(160)	(98)
Net (loss) gain on commodity contracts		(7,356)	4,269
(Loss) on disposal of property, plant and equipment		(101)	(45)
(Loss) on disposal of investment		(236)	-
Foreign exchange (loss) gain		(651)	793
		(8,071)	6,280
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST		6,312	687

Income tax provision		5,869	1,699
Non-controlling interest		(180)	(102)
NET INCOME(LOSS) FOR THE YEAR		$623	$(910)

Earnings (Loss) per Share - Basic and Diluted		$0.01	$(0.01)
Weighted average number of shares outstanding - Basic and Diluted		91,802,881	84,400,969

The accompanying notes are an integral part of these audited consolidated financial statements

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars)

	2009	2008
Net income (loss) for the year	$623	$(910)
Other comprehensive income (loss)
Unrealized gain (loss) on available for sale long term investments, net of taxes	148	(745)
Transfer of unrealized loss to realized loss upon derecognition of available for sale long term
investment, net of taxes	462	-
Unrealized gain on translation of functional currency to reporting currency	13,400	(21,754)
Other comprehensive income (loss)	14,010	(22,499)
Comprehensive income (loss)	$14,633	$(23,409)

The accompanying notes are an integral part of these audited consolidated financial statements

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(Expressed in thousands of US Dollars)

	Notes	2009	2008
OPERATING ACTIVITIES
Net income (loss) for the year		$623	$(910)
Items not involving cash
Depletion and depreciation		5,858	5,350
Accretion expense		150	102
Future income tax		794	1,698
Stock-based compensation		2,707	1,348
Unrealized loss on commodity contracts		4,473	8
Non-controlling interest		(180)	(102)
Write-off of deferred exploration costs		1,081	329
Loss on disposal of equipment		101	45
Loss on disposal of investments		236	-
Unrealized foreign exchange loss		67	785
		15,910	8,653
Changes in non-cash working capital items
Accounts receivable and prepaid expenses		(5,073)	255
Inventories		(313)	(411)
Accounts payable		3,158	(172)
Due to related parties		4	31
Net cash provided by operating activities		13,686	8,356

INVESTING ACTIVITIES
Costs relating to the acquisition of Continuum	3	(162)	-
Acquisition of short term investments		(5,990)	-
Mineral property expenditures		(11,023)	(21,200)
Value added taxes on purchase of property, plant and
equipment		2,897	(1,473)
Property, plant & equipment		(3,098)	(3,535)
Long term receivable		96	(16)
Proceeds on disposal of equipment		47	37
Acquisition of long term investments		(235)	-
Proceeds on disposal of long term investments		489	-
Net cash (used in) investing activities		(16,979)	(26,187)

FINANCING ACTIVITIES
Net proceeds on issuance of common shares		1,025	7,586
Capital lease obligations		(976)	(351)
Net cash provided by financing activities		49	7,235

Effect of exchange rate changes on cash		4,553	(8,106)

(DECREASE) IN CASH		(3,244)	(10,596)

Cash - beginning of year		29,454	48,156

CASH - END OF YEAR		$30,763	$29,454

Supplemental cash flow information	21

The accompanying notes are an integral part of these audited consolidated financial statements

FORTUNA SILVER MINES INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(Expressed in thousands of US Dollars, except for share amounts)

		Share Capital
	Notes	Shares	Amount	Contributed Surplus	(Deficit)		Accumulated Other Comprehensive (Loss) Income		Total Shareholders' Equity
Balance - December 31, 2007		80,977,663	$90,176	$10,533	$(9,070	) $	$135		$91,774
Effect of change in reporting currency		-	-	-	-		11,252		11,252
Exercise of options		31,400	37	-	-		-		37
Exercise of warrants		4,322,596	7,966	-	-		-		7,966
Transfer of contributed surplus on exercise of options		-	27	(27)	-		-		-
Stock-based compensation		-	-	1,348	-		-		1,348
(Loss) for the year		-	-	-	(910)		-		(910)
Unrealized loss of available for sale long term investments		-	-	-	-		(745)		(745)
Unrealized (loss) on translation of functional currency to reporting currency		-	-	-	-		(21,754)		(21,754)
Balance -December 31, 2008		85,331,659	$98,206	$11,854	(9,980	) $	(11,112	) $	88,968
Exercise of options		389,000	281	-	-		-		281
Exercise of warrants		2,475,355	776	-	-		-		776
Issuance of shares for property		6,786,674	5,192	-	-		-		5,192
Cancellation of fractional shares		(36)	-	-	-		-		-
Transfer of contributed surplus on exercise of options		-	246	(246)	-		-		-
Stock-based compensation		-	-	2,707	-		-		2,707
Income for the year		-	-	-	623		-		623
Unrealized gain on available for sale long term investments		-	-	-	-		148		148
Transfer of unrealized loss to realized loss upon derecognition of available for sale long-term investment		-	-	-	-		462		462
Unrealized gain on translation of functional currency to reporting currency		-	-	-	-		13,400		13,400
Balance - December 31, 2009		94,982,652	$104,701	$14,315	$(9,357	) $	$2,898		$112,557

The accompanying notes are an integral part of these audited consolidated financial statements

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

1.	Nature of Operations

Fortuna Silver Mines Inc. (the “Company”) is engaged in silver mining and related activities, including exploration, extraction, and processing.  The Company operates the Caylloma zinc/lead/silver mine in southern Peru and is currently developing the San Jose silver/gold project in Mexico.

2.	Summary of Significant Accounting Policies

a)	Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), and presented in US dollars.  The consolidated financial statements include the accounts of the Company and wholly owned subsidiaries: Minera Bateas S.A.C. (“Bateas”); Fortuna Silver (Barbados) Inc.; Compania Minera Cuzcatlan SA (“Cuzcatlan”); Continuum Resources Ltd. (“Continuum”); and Fortuna Silver Mines Peru S.A.C.

All significant inter-company transactions and accounts have been eliminated upon consolidation.

b)	Change in Reporting Currency

Effective January 1, 2009, the Company changed its reporting currency to the US dollar.  The change in reporting currency better reflects the Company’s business activities and improves investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry.  Prior to January 1, 2009, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in Canadian dollars (CAD).

In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (“CICA”), set out in EIC-130, “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”.

In accordance with EIC-130, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method.  Under this method, the statements of operations and cash flows statements items for each year and period have been translated into the reporting currency using the average exchange rates prevailing during each reporting period.  All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates.  All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.  All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

b)	Change in Reporting Currency (continued)

	Condensed Consolidated Balance Sheet
	As at December 31, 2008
	expressed in CAD 000's	foreign currency translation at 1.22267	expressed in USD 000's

Current Assets	$48,413	$(8,822)	$39,591
Total Assets	141,072	(25,704)	115,368

Current Liabilities	6,769	(1,234)	5,535
Total Liabilities	32,282	(5,882)	26,400

Shareholders' Equity	108,790	(19,822)	88,968

Total Liabilities and Shareholders' Equity	141,072	(25,704)	115,368

	Condensed Consolidated Statement of Operations
	As at December 31, 2008
	expressed in CAD 000's	foreign currency translation at 1.05921	expressed in USD 000's

Sales	$26,339	$(1,472)	$24,867
Mine operating income	4,130	(231)	3,899

Operating (loss)	(5,925)	332	(5,593)

Income before income taxes and non-
controlling interest	727	(40)	687

Net (loss) for the year	(964)	54	(910)

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

c)	Adoption of New Accounting Standards

i.	Goodwill and Intangible Assets (Section 3064)

In February 2008, the CICA issued the following Handbook Sections : Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”, and amended Section 1000, “Financial Statement Concepts”.  The standard intends to reduce the differences with International Financial Reporting Standards (“IFRS”) in the accounting for intangible assets and results in closer alignment with U.S. GAAP.  Under previous Canadian standards, more items are recognized as assets than under IFRS or U.S. GAAP.  The objectives of Section 3064 are to reinforce the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarify the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that do not meet the definition and recognition criteria are eliminated.  The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  This standard is effective for fiscal years beginning on or after October 1, 2008.  The Company has evaluated the new section and determined that adoption of these new requirements did not have a material impact on the Company’s consolidated financial statements.

ii.	Credit risk and fair value of financial assets and financial liabilities

In January 2009, the Emerging Issues Committee of the CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  This guidance clarified that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities including derivative instruments, for presentation and disclosure purposes.

The guidance is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this Abstract.  Retrospective application with restatement of prior periods is permitted but not required.

The Company has evaluated the new section and determined that adoption of these new requirements did not have a material impact on the Company’s consolidated financial statements.

iii.	Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA issued EIC-174 “Mining Exploration Costs” which applies to interim and annual financial statements for periods ending on or after January 20, 2009.  This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

c)	Adoption of New Accounting Standards (continued)

iii.	Mining Exploration Costs (continued)

The Company has adopted this new standard in its December 31, 2009 annual financial statements with no impact on the Company’s consolidated financial statements.

iv.	Financial Instruments - Disclosure

In 2009, the Accounting Standards Board (“AcSB”) amended CICA Handbook Section 3862, Financial Instruments - Disclosures (“Section 3862”), to require enhanced disclosures about liquidity and about the relative reliability of the data, or “inputs”, that an entity uses in measuring the fair values of its financial instruments.  The new requirements are effective for annual financial statements for fiscal years ending after September 30, 2009.  The Company has adopted this new standard in its December 31, 2009 annual financial statements.

d)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  The most significant estimates are: quantities of proven and probable silver reserves; the value of mineralized material beyond proven and probable reserves; future costs and expenses to produce proven and probable reserves; future commodity prices and foreign currency exchange rates; the future cost of asset retirement obligations; amounts of contingencies; and the fair value of acquired assets and liabilities including pre-acquisition contingencies.  Significant items that require estimates as the basis for determining the stated amounts include inventories, trade accounts receivable, mineral properties, property, plant and equipment, investments in non-producing properties, revenue recognition, stock-based compensation, unrealized gains and losses on commodity contracts, fair value of assets and liabilities acquired in a business combination, and taxes.

e)	Revenue Recognition

Revenue arising from the sale of metal concentrates is recognized when title and the significant risks and rewards of ownership of the concentrates have been transferred to the buyer.  The passing of title to the customer is based on the terms of the sales contract and final commodity prices are set on a specified quotational period, either one or three months after delivery at the option of the customer.  The Company’s metal concentrates are provisionally priced at the time of sale based on the prevailing market price.  Variations recorded between the price recorded at the time of provisional settlement and the actual final price are caused by changes in metal prices.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

f)	Cash

Cash which is designated as held-for-trading financial assets and measured at fair value, include cash on hand and demand deposits.

g)	Short term investments

Short term investments, which are designated as held-for-trading financial assets and measured at fair value, include bank notes, guaranteed investment certificates, term deposits, and money market instruments with maturities greater than 90 days, but less than one year, from the date of acquisition.

h)	Long term investments

Long term investments are those investments which the Company will be retaining for a period longer than one year.  These investments are classified as available-for-sale and are recorded at fair value.

i)	Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated over the estimated economic life of the asset on a straight line basis as follows:

Buildings, mine site	Life of mine
Buildings, other	6 - 20 years
Machinery and equipment	3 - 8 years or Life of mine
Furniture and other equipment	3 - 13 years
Transport units	4 - 5 years

The expected remaining life of Caylloma mine as at December 31, 2009 is 8.3 years.

Land is not depreciated.  Equipment under capital lease is initially recorded at the present value of minimum lease payments at the inception of the lease.  Spare parts and components included in machinery and equipment, depending on the replacement period of the initial component, is depreciated over 8 to 18 months.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

j)	Depletion and Mineral Properties Cost

The Company defers the cost of acquiring, maintaining its interest, exploring, and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  General exploration costs that do not relate to a property where the Company has a vested interest are expensed as incurred.  Costs of producing properties are depleted on a unit-of-production basis over proven and probable reserves and costs of abandoned properties are written-off.  Proceeds received from the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations.  Write-downs due to impairment in value are charged to operations.

Significant payments related to the acquisition of land and mineral rights are capitalized as incurred.  Prior to acquiring such land or mineral rights, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.  The time between initial acquisition and full evaluation of a property’s potential is dependent on many factors including location relative to existing infrastructure, the property’s stage of development, geological controls, and metal prices.  If a mineable ore body is discovered, such costs are amortized when production commences.  If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.  In countries where the Company paid Value Added Tax (“VAT”) and where there is uncertainty of its recoverability, the VAT payments are capitalized with mineral property costs relating to the property or expensed if the exploration costs have been expensed according to our accounting policy.  If the Company recovers amounts that have been deferred, the amount received will be applied to reduce mineral property costs or taken as a credit against current expenses depending on the prior treatment.

k)	Operational Mining Properties and Mine Development

For operating mines all exploration within the mineral deposit is capitalized and depleted on a unit-of-production basis over proven and probable reserves as part of the production cost.

Costs associated with commissioning activities on constructed plants are deferred from the date of mechanical completion of the facilities until the date the Company is ready to commence commercial production.  Any revenues earned during this period are recorded as a reduction in deferred commissioning costs.  These costs are depleted using the units-of-production method over the life of the mine, commencing on the date of commercial service.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

l)	Asset Impairment

Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable.  Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets, including mineral property, plant and equipment and producing and non-producing properties.  An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.  Future cash flows are based on recoverable proven and probable reserves and a portion of recoverable resources, silver, zinc, copper, lead and gold prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans.  Assumptions underlying future cash flow estimates are subject to risks and uncertainties.

Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on any impairment provision, and on the Company’s financial position and results of operations.  In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups.  Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

m)	Asset Retirement Obligation

The fair value of an obligation associated with the retirement of a tangible long-lived asset is recorded in the period in which it is incurred and a reasonable estimate of the fair value can be made, with a corresponding increase to the carrying amount of the related asset.  The liability is accreted over time for changes in the fair value of the liability through charges, which are included in depletion, depreciation, and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and depreciation of the related assets.

n)	Inventories

Inventories include metals contained in concentrates, stockpile ores, and operating materials and supplies.  The classification of metals inventory is determined by the stage at which the ore is in the production process.  Inventories of ore are sampled for metal content and are valued based on the lower of actual production costs incurred or estimated net realizable value based upon the period ending prices of contained metal. Mined material that does not contain a minimum quantity of metal to cover estimated processing expense to recover the contained metal is not classified as inventory and is assigned no value.

Ore stockpile and finished goods inventories are valued at the lower of production cost and net realizable value.  Materials and supplies are valued at the lower of average cost and net realizable value.  Production costs include all mine site costs.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

o)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes in accordance to the CICA Handbook Section 3465 “Income Taxes”.  Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of substantive enactment. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

p)	Stock-based Compensation

The Company has a share option plan which is described in Note 16. d).  The Company records all stock-based compensation relating to options granted using the fair value method such that stock-based payments are measured at fair value and expensed over their vesting period with a corresponding increase to contributed surplus.  Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

q)	Earnings (loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period.

The diluted earnings (loss) per share calculation is based on the weighted average number of common shares outstanding during the period, plus the effects of dilutive common share equivalents.  This method requires that the dilutive effect of outstanding options and warrants issued should be calculated using the treasury stock method.  This method assumes that all common share equivalents have been exercised at the beginning of the period (or at the time of issuance, if later), and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period, but only if dilutive.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

r)	Foreign Currency Translation

Fortuna Silver Mines Inc.’s functional currency is the Canadian dollar.  Effective January 1, 2009, the Company changed its reporting currency to the US dollar.

All subsidiaries, except its wholly owned subsidiary, Bateas, are considered to be self sustaining operations.  Bateas’s integrated foreign operations and their financial statements are translated to US dollars under the temporal method.  Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at historical exchange rates.  Revenues and expenses are translated at the average exchange rate in effect during the period.  Realized and unrealized foreign exchange gains and losses are included in earnings.

Commencing January 1, 2009, Bateas is an  integrated foreign operation because Bateas translates its financial statements denominated in Peruvian Soles to US dollars using the temporal method.

All other subsidiaries’ financial statements are translated using the current rate method.  Assets and liabilities are translated into US dollars using the current rate method at period-end exchange rates and resulting translation adjustments are reflected in comprehensive income.  Revenues and expenses are translated at average exchange rates for the period.

s)	Financial Instruments

The Company applies as prescribed Section 3855, “Financial Instruments - Recognition and Measurement”. CICA Standard 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. Under CICA 3855, all financial assets must be classified as either held-for-trading, available-for-sale, held-to-maturity investments or loans and receivables. All financial liabilities must be classified as held-for-trading or other financial liabilities. All financial instruments, including derivatives, are included on the Consolidated Balance Sheets and are measured at fair value, except for held-to-maturity investments, loans and receivables, and other financial liabilities, and these are all measured at amortized cost. The carrying value of receivables, and accounts payable and accrued liabilities approximate their fair value because of the short-term maturity of those instruments. Subsequent measurements and recognition of changes in fair value depend on the instrument’s initial classification.  Held-for-trading financial instruments are measured at fair value, and all gains and losses are included in net income (loss) in the period in which they arise. Available- for-sale financial instruments are measured at fair value, determined by published market prices in an active market, except for investments in equity instruments that do not have quoted market prices in an active market which are measured at cost. Changes in fair value are recorded in other comprehensive income (loss) until the assets are removed from the balance sheet. Investments classified as available-for-sale are written down to fair value through income whenever it is necessary to reflect other than-temporary impairment. Realized gains and losses on the disposal of available-for-sale securities are recognized in investment and other income. Also, transaction costs related to all financial assets and liabilities are recorded in the acquisition or issue cost, unless the financial instrument is classified as held-for-trading or other liabilities, in which case the transaction costs are recognized immediately in net income (loss).

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

s)	Financial Instruments (continued)

CICA Handbook Section 3855 also requires financial and non-financial derivative instruments to be measured at fair value and recorded as either assets or liabilities. Certain derivatives embedded in non-derivative contracts must also be measured at fair value. Any changes in the fair value of recognized derivatives are included in net income (loss) for the period in which they arise, unless specific hedge accounting criteria are met, as defined in CICA Section 3865. The same accounting treatment applied to these non-financial derivative contracts prior to the adoption of CICA Section 3855. Fair values for the Company’s recognized commodity-based derivatives are based on the forward prices of the associated market index.

The Company has designated each of its significant categories of financial instruments as follows:

Financial Instrument	Classification	Measurement

Cash	Held-for-trading	Fair value
Short term investments	Held-for-trading	Fair value

Accounts receivable	Loans and receivables	Amortized cost

Long term receivables	Loans and receivables	Amortized cost

Long term investments and receivables	Available for sale	Fair value

Derivatives	Held-for-trading	Fair value

Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Due to related parties, net	Other liabilities	Amortized cost

Long term liability	Other liabilities	Amortized cost

t)	Derivatives and Trading Activities

The Company employs metals contracts, including forward contracts to manage exposure to fluctuations in metal prices.  For metals production, these contracts are intended to reduce the risk of falling prices on the Company’s future sales.

All derivative instruments are recorded on the balance sheet at fair value. Unrealized gains and losses on derivative instruments are marked to market at the end of each accounting period with the results included in gain or loss on commodity and foreign currency contracts in the Consolidated Statement of Operations.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

u)	Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted for the current year.  In particular, certain balance sheet items were condensed.

v)	Recently released Canadian Accounting Standards

The Company has assessed new and revised accounting pronouncements that have been issued and determined that the following may have an impact on the Company:

i.	Convergence with International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”)  over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP.  This date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will begin reporting its financial statements in accordance with IFRS on January 1, 2011, with comparative figures for 2010.

The adoption date of January 1, 2011 will require the restatement, for comparative purposes, of amounts reported by the Company for its year ended December 31, 2010, and of the opening balance sheet as at January 1, 2010.

ii.	Business Combinations

In January 2009, the CICA issued the following Handbook Sections: Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

2.           Summary of Significant Accounting Policies (continued)

v)	Recently released Canadian Accounting Standards (continued)

iii.	Comprehensive revaluation of assets and liabilities and Equity

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive revaluation of assets and liabilities” as a result of issuing “Business Combinations, Section 1582, “Consolidated Financial Statements”, Section 1601, and Non-Controlling Interests”, Section 1602, in January 2009.

In August 2009, the CICA amended Handbook Section 3251, “Equity” as a result of issuing Section 1602, “Non-controlling Interests”.  These amendments only apply to entities that have adopted Section 1602.

These amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011, but early adoption is permitted.  The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

iv.	Financial Instruments and Impaired Loans

In August 2009, the CICA issued amendments to Section 3855, “Financial Instruments: Recognition and Measurement”.  These amendments will permit (or require in certain circumstances) entities to reclassify certain investments in debt instruments, will amend the guidance regarding impairment measurement for Held-to-Maturity debt instruments and will require reversals of impairment losses for Available for Sale debt instruments when conditions have changed.  These amendments apply only to investments in debt instruments and do not apply to investments in equity investments or to debt instruments that have been designated at origination as Held-for-Trading.

In August 2009, the CICA amended Section 3025, “Impaired loans” to conform with the definition of a loan to that in amended Section 3855 and to include held-to-maturity investments within the scope of this Section.

These amendments are effective for annual financial statements relating to fiscal years beginning on or after November 1, 2008 with early adoption permitted for interim financial statements issued on or after August 20, 2009.  The Company has evaluated the new section and determined that adoption of these new requirements, for fiscal year end December 31, 2009, did not have a material impact on the Company’s consolidated financial statements.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

3.	Acquisition of mining interest

On March 6, 2009, the Company closed the acquisition of all the issued and outstanding shares of Continuum which had 124,037,920 shares outstanding as of March 6, 2009.  The Company agreed to issue to the Continuum shareholders a total of 6,995,738 shares, which is an exchange ratio of approximately 0.0564 of a share of the Company for every one Continuum share held.

As Fortuna held 3,706,250 common shares of the issued and outstanding share capital of Continuum as at March 6, 2009, those shares were cancelled and Fortuna issued a total of 6,786,674 shares to the Continuum shareholders other than Fortuna.  As a result of the acquisition of Continuum, Fortuna now owns 100% of the San Jose Project in Oaxaca, Mexico.

The acquisition is being accounted for as a purchase of assets.  The following calculations include the fair value of Fortuna shares issued, based on the issuance of 6,786,674 Fortuna shares at CAD$0.98 per share for consideration of $5,194 (CAD$6,651).  A valuation date of March 6, 2009 was determined for the share value.

The difference between the purchase consideration and the fair values of Continuum’s other assets and liabilities has been allocated to “Mineral properties”.  The fair value of all identifiable assets and liabilities acquired was determined by a valuation effective March 6, 2009.  No future tax asset has been recorded.  The resulting “negative” purchase price discrepancy would have resulted in a future tax asset as it is more likely than not that this will not be recovered.

The purchase price allocation is as follows:

Purchase price
6,786,674 common shares of Fortuna	$5,194
Acquisition costs	113
Loan to Continuum	3,184
Cost of shares previously acquired	130
Total purchase price	$8,621

Purchase price allocation
Net assets acquired:
Cash received	$5
Property, plant & equipment	6
Mineral property interests	8,749
Accounts payable and accrued liabilities	(139)
Net identifiable assets of Continuum	$8,621

Included as part of the mineral property interests purchased was the Predilecta project in Mexico with a value of $87 at acquisition date.

As a result of the acquisition of Continuum, the non-controlling interest previously in Cuzcatlan was eliminated.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

4.	Short term investments

	December 31, 2009			December 31, 2008
Held-for-Trading	Fair Value	Cost	Accumulated unrealized holding gains (losses)	Fair Value	Cost	Accumulated unrealized holding gains (losses)
Short term investments	$6,034	$6,034	$-	$-	$-	$-
	$6,034	$6,034	$-	$-	$-	$-

5.	Derivatives

During the year, the Company entered into commodity forward and option contracts to secure a minimum price level on part of its Caylloma’s zinc and lead metal production throughout the period covering February 2009 to December 2010 with the objective of securing short term capital requirements for project development.

The counterparties are Standard Bank PLC, Banco Bilbao Vizcaya Argentaria, S.A., Macquarie Bank Limited, Goldman Sachs, and Scotia Bank.

Forward Sales Contracts - Swap Basis

The contracts are spread evenly over the periods shown below with settlement occurring on a monthly basis.  No initial premium associated with these trades has been paid.

The following forward sale contracts were entered into on a SWAP basis, as defined below:

January 2009 - settlements throughout February 2009 to July 2009:

Lead forward contracts:                          $1,109/t, for the total of 3,150 tons
Zinc forward contracts:                           $1,240/t, for the total of 3,850 tons

July 2009 - settlements throughout August 2009 to December 2009:

Lead forward contracts:                          $1,645/t, for the total of 2,675 tons
Zinc forward contracts:                           $1,561/t, for the total of 3,000 tons

August 2009 - settlements throughout January 2010 to June 2010:

Lead forward contracts:                          $1,910/t, for the total of 1,800 tons
Zinc forward contracts:                           $1,787/t, for the total of 1,050 tons

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

5.           Derivatives (continued)

Forward Sales Contracts - Swap Basis (continued)

The SWAP basis contracts are settled against the arithmetic average of zinc and lead spot prices over the month in which the contract matures.

Put and Call Option Commodity Arrangements

As at December 31, 2009, the Company had entered into a series of put and call option commodity arrangements.  A long put refers to put options that have been bought by the Company, and a short call refers to call options that have been sold by the Company.  Settlement of these options occurs monthly during the period of January 2010 to December 31, 2010 as follows:

Period January 2010 - Jun 2010

The following Zinc Option contracts were entered into:
—	6 Long put options at strike price:	$2,000/t, for the total of 2,100 tons
—	6 Short call options at strike price:	$3,010/t, for the total of 2,100 tons

The following Lead Option contracts were entered into:
—	6 Long put options at strike price:	$2,000/t, for the total of 1,200 tons
—	6 Short call options at strike price:	$2,975/t, for the total of 1,200 tons

Period July 2010 - December 2010
The following Zinc Option contracts were entered into:
—	6 Long put options at strike price:	$2,000/t, for the total of 3,150 tons
—	6 Short call options at strike price:	$3,010/t, for the total of 3,150 tons

The following Lead Option contracts were entered into:
—	6 Long put options at strike price:	$2,000/t, for the total of 2,850 tons
—	6 Short call options at strike price:	$2,974/t, for the total of 2,850 tons

The estimated fair value of the outstanding derivative contracts of ($3,055) (2008: $1,418) was determined with reference to the published market prices for underlying commodities quoted at the London Metal Exchange.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

6.	Accounts receivable and prepaid expenses

	December 31, 2009	December 31, 2008
Trade accounts receivable	$7,154	$-
Advances and other receivables	1,168	1,701
Prepaid expenses and deposits	313	164
	$8,635	$1,865

Accounts receivable and prepaid expenses include prepaid income tax of $9 (2008: $605), $121 (2008: $102) short term portion of the long term receivable, $34 (2008: $33) in guaranteed deposits.  Trade accounts receivable includes receivables from the sale of concentrates of $7,154 (2008: $nil) and are aged less than 30 days.

7.	Inventories

Inventories consist of the following:

	December 31, 2009	December 31, 2008
Stockpile ore	$204	$322
Concentrate inventory	651	90
Materials and supplies	1,474	1,315
	$2,329	$1,727

8.	Long term investment and receivable

As at December 31, 2008, the Company had an investment in 3,706,250 shares of Continuum Resources Ltd. (“Continuum”).  The Company measures these investments at fair value and this was determined based on published share prices of underlying securities on the active market.  In addition, the Company had granted a loan to Continuum under the terms of the agreement by which Fortuna acquired all of the issued and outstanding shares of Continuum.  This amount was used by Continuum to meet its share of the San Jose project capital contributions as well as general corporate expenditures.

As at March 6, 2009, the Company closed the acquisition of Continuum as discussed in Note 3.

	December 31, 2009	December 31, 2008
Investment in shares in Continuum	$-	$91
Loan to Continuum	-	3,002
Receivables	16	114
	$16	$3,207

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

9.	Property, Plant and Equipment

Property, plant and equipment are comprised of the following:

	December 31, 2009			December 31, 2008
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Land	$316	$-	$316	$231	$-	$231
Buildings	4,740	1,040	3,700	3,410	602	2,808
Machinery & equipment	10,152	3,023	7,129	7,867	1,704	6,163
Equipment under capital lease	3,249	568	2,681	1,615	216	1,399
Furniture & other equipment	1,627	438	1,189	1,193	218	975
Transport units	430	239	191	526	171	355
Work in progress	2,027	-	2,027	1,354	-	1,354
	$22,541	$5,308	$17,233	$16,196	$2,911	$13,285

Machinery & equipment includes costs of $526 (2008: $nil) and accumulated depreciation of $131 (2008: $nil) resulting from the estimate for the  asset retirement obligation.

10.	Mineral Properties

Mineral properties are located in Peru and Mexico and are comprised of the following:

		December 31, 2009				December 31, 2008
	Cost	Depletion	Write -off	Net Book Value	Cost	Depletion	Write-off	Net Book Value
Caylloma, Peru	$42,209	$11,685	$160	$30,364	$32,915	$7,154	$-	$25,761
San Jose, Mexico	44,745	-	1,091	43,654	33,809	-	285	33,524
Predilecta, Mexico	109	-	-	109	-	-	-	-
	$87,063	$11,685	$1,251	$74,127	$66,724	$7,154	$285	$59,285

a)	Caylloma Project, Peru

For the year ended December 31, 2009, additions to the Caylloma mineral property includes development and exploration costs of $5,178, an increase of $944 resulting from a revision to the estimate for the asset retirement obligation, and $160 write off of exploration costs.

b)	San Jose Project, Mexico

For the year ended December 31, 2009, additions to the San Jose mineral property consist of development and exploration costs capitalized of $5,742.  Included in the additions for the San Jose property is $66 relating to the accretion of the payable for the Monte Alban II concession.  This property was acquired for a total of $1,900 and consists of a payment of $1,100 made in May 2008 and a future payment of $800 is to be made in May 2012 (Note 13. b)).  The present value of the $800 was $589 and this is being accreted monthly with the accretion amount being capitalized to the mineral property.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

10.           Mineral Properties (continued)

b)	San Jose Project, Mexico (continued)

Also included in additions to the San Jose mineral property is depreciation of equipment involved in construction work of $220 (2008: $181), and general and administrative costs to develop the mine of $1,425 (2008: $1,087), and $141 received as interest on VAT recovered.  The San Jose Project is owned and operated by Cuzcatlan, a wholly owned subsidiary of the Company.

In February 2009, the Company made effective a reduction of 8,344 ha out of the approximately 49,000 ha surrounding the San Jose project for which it holds exploration and mining rights.  This resulted in a write-down of $1,091.  This decision was based on existing geological information and is part of an effort to prioritize capital expenditures.

c)	Tlacolula Project, Mexico

In September 2009, the Company, through its wholly owned subsidiary, Cuzcatlan, was granted an option to acquire a 60% interest in the Tlacolula silver project (“property”) located in the State of Oaxaca, Mexico from Radius Gold Inc.’s wholly owned subsidiary, Radius (Cayman) Inc. (“Radius”) (a related party by way of directors in common with the Company).

 The Company can earn the interest by spending $2,000, which includes a commitment to drill 1,500 meters within three years, and making staged annual payments of $250 cash and $250 in common stock of the Company to Radius according to the following schedule:

➢	$20 cash and $20 cash equivalent in shares upon stock exchange approval;
➢	$30 cash and $30 cash equivalent in shares by the first year anniversary;
➢	$50 cash and $50 cash equivalent in shares by the second year anniversary;
➢	$50 cash and $50 cash equivalent in shares by the third year anniversary; and,
➢	$100 cash and $100 cash equivalent in shares by the fourth year anniversary.

Upon completion of the cash payments and share issuances, and the incurring of the exploration expenditures as set forth above, the Company, will be deemed to have exercised the option and acquired a 60% interest in the property, whereupon a joint venture will be formed to further develop the property on the basis of the Company 60% and Radius 40%.

As at December 31, 2009, the transaction is pending stock exchange approval and no payments have been made.

On January 15, 2010, the transaction was approved by the TSX Venture Exchange,   The Company has issued 7,813 common shares of the Company, at a fair market value of $2.56 per share and paid $20 cash according to the option agreement.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

11.	Accounts payable and accrued liabilities

	December 31, 2009	December 31, 2008
Trade accounts payable	$2,577	$3,877
Income taxes payable	2,949	-
Payroll and other payables	2,557	858
	$8,083	$4,735

Payroll and other payables includes $1,084 (2008: $ nil) attributable to workers’ participation under Peruvian law.

12.	Related Party Transactions

The Company incurred charges from directors, officers, and companies having a common director or officer as follows:

	Years ended December 31,
Transactions with related parties	2009	2008
Consulting fees 1	$145	$62
Salaries and wages 2,3	122	104
Other general and administrative expenses 3	159	74
	$426	$240

1	Consulting fees includes fees paid to two directors, Simon Ridgway and Mario Szotlender.
2	Salaries and wages includes employees' salaries and benefits charged to the Company based on an estimated percentage of the actual hours worked for the Company.
2, 3  Radius Gold Inc. (“Radius”) has directors in common with the Company and shares office space, and is reimbursed for various general and administrative costs incurred on behalf of the Company.

In September 2009, the Company was granted an option to acquire a 60% interest in the Tlacolula silver project located in the State of Oaxaca, Mexico from Radius.  Refer to Notes to the Consolidated Financial Statements Note 10. c)).

Amounts due to/(from) related parties	December 31, 2009	December 31, 2008
Owing (from)/to a director and officer4	$(1)	$-
Owing to a company with common directors 3	$50	$38
	$49	$38

4 Owing from a director includes a non-interest bearing loan to Jorge A. Ganoza Durant with no specific terms of repayments.

The transactions with related parties are measured at the agreed upon exchange amount, which is the amount of consideration established and agreed upon by the parties.  The balances with related parties are unsecured, non-interest bearing, and payable in the normal course of business.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

13.	Leases and Long Term Liabilities

a)	Obligations under capital lease

The following is a schedule of the Company’s capital lease obligations.  These are related to the acquisition of mining equipment, vehicles, and buildings.

	Interest Rate	Maturity Date	December 31, 2009	December 31, 2008
Scotia Bank	9.29%	2009	$-	$14
Banco Interamericano de Finanzas	8.50%	2009	-	38
Scotia Bank	8.20%	2009	-	134
Scotia Bank	8.66%	2010	101	226
Scotia Bank	8.20%	2010	252	26
Scotia Bank	8.49%	2010	57	534
Scotia Bank	8.34%	2010	14	110
Scotia Bank	8.49%	2011	100	248
Scotia Bank	6.75%	2011	16	-
Scotia Bank	6.75%	2011	20	-
Interbank	4.00%	2011	198	-
Interbank	9.12%	2011	170	69
Interbank	9.75%	2012	91	-
Interbank	9.75%	2012	829	-
Lease payments			$1,848	$1,399
Less current amount			(1,038)	(682)
			$810	$717

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

13.           Leases and Long Term Liabilities (continued)

b)	Long term liability

In November 2007, Bateas acquired the Minera Condor II and the Minera Condor III concessions for $250.  A payment of $50 was made upon the signing of the contract, payments of $30 are required to be made every six months for a total of five payments, and $50 is required to be made November 2010.  This contract was cancelled in March 2009 and the obligation of $156 recorded has been reversed.

In May 2008, Cuzcatlan acquired the Monte Alban II concession (Note 10. b)) for which a payment of $800 is due May 2012.  This payment is non-interest bearing and all debt relating to the acquisition of the mineral resource property has been recognized as at December 31, 2009.

	December 31,	December 31,
	2009	2008
Face value of long term liability	$970	$1,000
Less: adjustment to amortized cost	(225)	(271)
Opening fair value of liability measured at amortized cost	745	729
Cancellation of contract	(156)	-
Add: accretion to period end	55	46
Less: payments	-	(30)
Liability at period end	644	745
Less: current portion of long term liability	-	(80)
	$644	$665

Principal minimum repayment terms will be:

2009	$-
2010	-
2011	-
2012	800
$800

c)	Contingent liability

The Caylloma mine closure plan was approved in November 2009 with the total closure costs of $3,346 of which $1,756 is subject to annual collateral in the form of a letter of guarantee, to be awarded each year in increments of $146 over 12 years, and is based on the life of the mine.

Banco Bilbao Vizcaya Argentaria, S.A., a third party, has established a bank letter of guarantee on behalf of Bateas in favor of the Peruvian mining regulatory agency in compliance with local regulation associated with the  approved Bateas’ mine closure plan, for the sum of $146.  This bank letter of guarantee expires 360 days from December 2009.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

14.	Asset Retirement Obligation

A summary of the Company’s provision for asset retirement obligation is presented below.

	December 31, 2009	December 31, 2008
Asset retirement obligation - beginning of year	$1,066	$1,953
Revisions in estimates	1,286	(589)
Accretion expense, included in depreciation, depletion and accretion	150	88
Foreign exchange impact	27	(386)
Asset retirement obligation - end of year	$2,529	$1,066

The accretion expense was calculated over the year using a risk free interest rate of 7.46%.  The Company has reviewed its reclamation obligations at the property in light of changing regulations and on the basis of further data in respect of the mine life and has made an increase to the estimated amount of the asset retirement obligation of $1,286.

In view of the uncertainties concerning environmental reclamation, the ultimate cost of reclamation activities could differ materially from the estimated amount recorded.  The estimate of the Company’s asset retirement obligation relating to the Caylloma mine is subject to change based on amendments to laws and regulations and as new information regarding the Company’s operations becomes available.

Future changes, if any, to the estimated liability as a result of amended requirements, laws, regulations, operating assumptions, estimated timing and amount of obligations may be significant and would be recognized prospectively as a change in accounting estimate.  Any such change would result in an increase or decrease to the liability and a corresponding increase or decrease to the mineral property, plant and equipment balance.

15.	Income Tax

a)
Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 30% (2008 - 31%) to loss before income taxes and non-controlling interest.  The reasons for the differences are as follows:

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

15.           Income Tax (continued)

	December 31,	December 31,
	2009	2008
Income before income taxes and non-controlling interest	$6,312	$686
Statutory income tax rate	30%	31%
Expected income tax	$1,894	$212
Items non-deductible (deductible) for income tax purposes	948	715
Difference between Canadian and foreign tax rates	1,130	191
Change in income tax rates	346	206
Change in exchange rates	818	143
Change in valuation allowance	733	232
Total income taxes	$5,869	$1,699
Represented by:
Current income tax	$4,922	$-
Future income tax	947	1,699
	$5,869	$1,699

Current income taxes payable of $2,949 (2008: $nil) is included within accounts payable and accrued liabilities in Note 11.

b)	The tax effects items that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2009 and 2008 are presented below:

	December 31,	December 31,
	2009	2008
Future income tax assets:
Non-capital losses	$5,416	$2,204
Share issue costs	275	352
Unrealized foreign exchange losses and other	207	272
Financial derivatives	1,125	-
Mineral properties and property, plant and
equipment	927	1,261
Total future income tax assets	7,950	4,089
Valuation allowance	(6,599)	(2,142)
Net future income tax assets	1,351	1,947
Future income tax liabilities:
Mineral properties – Peru	$(10,366)	$(8,498)
Mineral properties – Mexico	(1,958)	(1,743)
Unrealized foreign exchange gains and other	-	(1,116)
Net future income tax liabilities	$(12,324)	$(11,357)
Net future income tax liabilities	$(10,973)	$(9,410)

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

15.           Income Tax (continued)

The Company has non-capital loss carry-forwards that will expire if unused of $20,931 that may be available for tax purposes.  The loss carry-forwards expire as follows:

	Canada	Peru	Mexico
Non-capital losses, expiring as follows:
2013	$362	-	-
2014	1,076	-	-
2016	960	-	15
2017	-	-	2,848
2025	2,039	-	-
2026	2,233	-	-
2027	3,669	-	-
2028	1,364	-	-
2029	4,508		987
No expiry	-	870	-
	$16,211	$870	$3,850

A full valuation allowance has been recorded against the potential future income tax assets associated with the Canadian loss carry-forwards as their utilization is not considered more likely than not at this time.

16.	Share Capital

a)	Authorized: Unlimited common shares without par value

On June 17, 2009, an aggregate of 36 common shares resulting from rounding of previous capital consolidations were returned to treasury to reduce the accumulated fractional shares held in the Company’s trustee account.

Subsequent to December 31, 2009, the Company issued 7,813 common shares, at a fair market value of CAD$2.63 per share, to Radius (refer to Note 10.c)) and issued 15,007,500 common shares at a price of CAD$2.30 per shares, under the bought deal financing (refer to Note 22.c)), and 64,500 share purchase options were exercised at CAD$0.85 per share, resulting in issued and outstanding shares of 110,062,465.

b)	Stock Options

The following is a summary of option transactions:

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

16.           Share Capital (continued)

b)	Stock Options (continued)

	Number of Shares	Weighted Average Exercise Price Per Share in CAD$
Balance, December 31, 2007	6,686,400	$2.24
Granted	2,655,000	1.03
Exercised	(31,400)	1.22
Expired	-	-
Forfeited	(1,576,000)	2.77
Balance, December 31, 2008	7,734,000	$1.87
Granted	2,915,000	1.56
Exercised	(389,000)	0.81
Expired	(970,000)	2.35
Forfeited	(1,075,000)	3.22
Balance, December 31, 2009	8,215,000	$1.50

During the period, 970,000 share purchase options with exercise prices ranging from CAD$0.85 to CAD$3.22 per share expired unexercised, 389,000 share purchase options were exercised at exercise prices ranging from CAD$0.37 to CAD$0.85 per share.  During the period, the Company granted to officers and employees an aggregate of 2,915,000 share purchase options with exercise prices ranging from CAD$0.83 to CAD$2.23 per share, exercisable for ten years, vesting from 4 months or immediately.  As at December 31, 2009, 2,665,000 share purchase options are subject to shareholder approval.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

16.           Share Capital (continued)

b)	Stock Options (continued)

The following share purchase options were outstanding at December 31, 2009:

			Weighted
			Average
			Remaining
Number of			Contractual Life -
shares	Exercise Price CAD$	Expiry Date	Years
30,000	$0.80	July 24, 2010	0.6
270,000	$1.35	February 5, 2016	6.1
250,000	$2.29	March 30, 2016	6.2
60,000	$1.75	May 8, 2016	6.4
200,000	$1.75	May 22, 2016	6.4
20,000	$0.85	July 5, 2016	6.5
225,000	$1.55	July 5, 2016	6.5
860,000	$1.66	July 10, 2016	6.5
225,000	$1.61	September 13, 2016	6.7
110,000	$0.85	January 11, 2017	7.0
700,000	$2.22	January 11, 2017	7.0
50,000	$2.75	February 6, 2017	7.1
15,000	$0.85	April 22, 2017	7.3
5,000	$0.85	May 31, 2017	7.4
50,000	$0.85	June 27, 2017	7.5
30,000	$0.85	July 2, 2017	7.5
25,000	$0.85	October 24, 2017	7.8
250,000	$2.52	February 5, 2018	8.1
150,000	$1.25	August 25, 2018	8.7
1,125,000	$0.85	October 5, 2018	8.8
650,000	$0.85	November 5, 2018	8.9
250,000	$0.83	July 6, 2019	9.5
2,150,000	$1.60	October 27, 2019	9.8
490,000	$1.70	November 8, 2019	9.9
25,000	$2.23	November 23, 2019	9.9
8,215,000			8.29

As at December 31, 2009, 8,215,000 share purchase options have vested with 2,665,000 share purchase options subject to shareholder approval.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

16.           Share Capital (continued)

b)	Stock Options (continued)

Subsequent to December 31, 2009 to March 11, 2010, 64,500 share purchase options were exercised at CAD$0.85 per share.

c)	Warrants

The following is a summary of share purchase warrant transactions:
		Weighted Average
		Exercise Price Per
	Number of Share	Share Purchase
	Purchase Warrants	Warrant in CAD$
Balance, December 31, 2007	16,479,375	$1.89
Issued	-	-
Exercised	(4,322,596)	1.85
Expired	(1,093,424)	2.30
Balance, December 31, 2008	11,063,355	$1.86
Issued	-	-
Exercised	(2,475,355)	0.35
Expired	(8,588,000)	2.30
Balance, December 31, 2009	-	$-

d)	Stock-based Compensation

The Company has established a formal stock option plan in accordance with the policies of the TSX Venture Exchange under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees, and consultants, and is subject to shareholder approval.  The exercise price of each option must not be less than the closing market price of the Company’s shares on the trading day immediately prior to the date of grant.  The options are for a maximum term of ten years.

The Company uses the fair value based method of accounting for share options granted to consultants, directors, officers, and employees.  The non-cash compensation charge of $2,707 recognized for the year ended December 31, 2009 (2008: $1,348) is associated with the granting of options to a consultant, directors and employees.  These compensation charges have been determined under the fair value method using the Black-Scholes option pricing model with the following assumptions:

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

16.           Share Capital (continued)

d)	Stock-based Compensation (continued)

	Years ended December 31,
	2009	2008
Risk-free interest rate	2.42% - 3.45%	2.57% - 3.97%
Expected stock price volatility	70% - 78%	62% - 78%
Expected term in years	5 & 10	2, 3, 5 & 10
Expected dividend yield	0%	0%

The weighted average grant date fair value of options granted during the year ended December 31, 2009 was CAD$0.91 (2008 - CAD$0.57).

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility, risk-free interest rate and expected life of the options.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

e)	Reserves

During the year, the Board of Directors of Bateas has appropriated reserves of $1,130 (2008: $nil) from its retained earnings representing ten percent of the net income earned in the calendar years 2006, 2007, and 2008.  The reserve is required under the Republic of Peru’s General Corporate Law (Ley General de Sociedades) article 229, whereas a legal reserve equivalent to a minimum of ten percent of the distributable value of each financial year, net of income taxes until the reserve reaches an amount equal to one fifth of its capital (capital defined as share capital and retained earnings) must be established.  The excess over this limit is not a legal reserve.  Dividends can only be paid on profits free of reserves.

17.	Segmented Information

a)      Industry Information

The Company operates in one reportable operating segment, being the acquisition, exploration, development, and operation of mineral properties.

b)      Geographic Information

The following is the summary of operations and summary of certain assets on a geographical basis.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

17.           Segmented Information (continued)

b)	Geographic Information (continued)

	Canada	Peru	Mexico	Other	Total
Year ended ended December 31, 2009
Sales	$-	$51,428	$-	$-	$51,428
Operating income (loss)	$(5,612)	$20,992	$(921)	$(76)	$14,383
Year ended December 31, 2008
Sales	$-	$24,867	$-	$-	$24,867
Operating (loss) income	$(4,294)	$(947)	$(329)	$(23)	$(5,593)

As at December 31, 2009
Mineral Properties	$-	$30,364	$43,763	$-	$74,127
Property, plant and equipment	$11	$12,298	$4,922	$2	$17,233
Total assets	$25,120	$67,978	$46,614	$26	$139,738
As at December 31, 2008
Mineral Properties	$-	$25,761	$33,524	$-	$59,285
Property, plant and equipment	$4	$9,105	$4,174	$2	$13,285
Total assets	$25,071	$46,124	$41,348	$2,825	$115,368

c)	Major Customers

For the year ended December 31, 2009 and 2008, there was one customer accounting for 94% and 100% of total sales of the Company, respectively.

18.	Commitments and Contingencies

The Company has a contract to guarantee power supply at its Caylloma mine.  Under the contract, the seller is obligated to deliver a "maximum committed demand" (for the present term this stands at 2,800 Kw) and Bateas is obligated to purchase subject to exemptions under provisions of "Force Majeure".  The contract is automatically renewed every two years for a period of 10 years.  Renewal can be avoided without penalties by notifying 10 months in advance of renewal date.  Tariffs are established yearly by the energy market regulator in accordance with applicable regulations in Peru.

The Company acts as guarantor to capital lease obligations held by two of its mining contractors.  These capital lease contracts are related to the acquisition of mining equipment deployed at the Caylloma mine.  As at December 31, 2009, these obligations amounted to $1,075 and mature in 2010.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

18.           Commitments and Contingencies (continued)

a)	Environmental Matters

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  These laws and regulations are continually changing and are generally becoming more restrictive.  The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects.  The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Estimated future reclamation costs are based principally on legal and regulatory requirements.  As of December 31, 2009 and 2008, $2,529 and $1,066, respectively, were accrued for reclamation costs relating to mineral properties in accordance with Section 3110, “Asset Retirement Obligations”.  See Note 13. c) and 14.

b)	Income Taxes

The Company operates in numerous countries around the world and accordingly it is subject to, and pays annual income taxes under the various income tax regimes in the countries in which it operates.  Some of these tax regimes are defined by contractual agreements with the local government, and others are defined by the general corporate income tax laws of the country.  The Company has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due.  The tax rules and regulations in many countries are highly complex and subject to interpretation.  From time to time, the Company is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the taxing authorities over the interpretation or application of certain rules to the Company’s business conducted within the country involved.

c)	Title Risk

Although the Company has taken steps to verify title to properties in which it has an interest, these procedures do not guarantee the Company’s title.  Property title may be subject to, among other things, unregistered prior agreements or transfers and may be affected by undetected defects.

19.	Capital Disclosure

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

19.           Capital Disclosure (continued)

The capital of the Company consists of shareholders’ equity and the line of credit, net of cash.  The Board of Directors does not establish a quantitative return on capital criteria for management.  The Company manages the capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.

The management of the Company believes that the capital resources of the Company as at December 31, 2009, are sufficient for its present needs for the next 12 months.

The Company’s overall strategy with respect to capital risk management remained unchanged during the year.  The Company is not subject to externally imposed capital requirements.

20.	Management of financial risk

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk, and price risk.  The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

a)	Fair value of financial instruments

The Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3862 “Financial Instruments - Disclosure” requires disclosure of a three-level-hierarchy for fair value measurements based upon transparency of inputs to the valuation of financial instrument carried on the balance sheet at fair value.  The three levels are defined as follows:

—	Level 1 - inputs to the valuation methodology are quoted (unadjusted) for identical assets or liabilities in active markets.
—
Level 2 - inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

—	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value of measurement.

The carrying value of cash, short term investments, accounts receivable, accounts payable and accrued liabilities, due to related parties, net, approximate their fair value due to the relatively short periods to maturity and the terms of these financial instruments.

Fair value estimates are made a specific point in time, based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

20.           Management of financial risk (continued)

a)	Fair value of financial instruments (continued)

The Company has classified the determination of fair value of accounts receivable, and derivatives as level 2, as the valuation method used by the Company includes an assessment of assets in quoted markets with significant observable inputs.

Financial assets (liabilities) at fair value as at December 31, 2009
	Level 1	Level 2	Level 3	Total
Short term investments	$6,034	$-	$-	$6,034
Accounts receivable	-	8,322	-	8,322
Derivatives	-	(3,055)	-	(3,055)
	$6,034	$5,267	$-	$11,301

1
Comparative information has not been presented in the table because this information is not required in the year of adoption. For periods subsequent to the year of adoption, comparative information would be necessary.

Accounts receivable includes accounts receivable from provisional sales. The fair value of accounts receivable resulting from provisional pricing reflect observable market commodity prices.  Resulting fair value changes accounts receivable are through sales.  Transactions involving accounts receivable are with counterparties the Company believes are creditworthy.

Derivatives are carried at their fair value, which is determined based on internal valuation models that reflect observable forward market commodity prices.  Resulting fair value changes to derivatives are through net gain(loss) on commodity contracts. Transactions involving derivatives are with counterparties the Company believes to be creditworthy.

b)	Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada, Peru, Mexico and Barbados and a portion of its expenses are incurred in Canadian dollars, Nuevo Soles, and Mexican Pesos.  A significant change in the currency exchange rates between the United States dollar relative to the other currencies could have a material effect on the Company’s results of operations, financial position or cash flows.  The Company has not hedged its exposure to currency fluctuations.

As at December 31, 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, Nuevo Soles and Mexican Pesos (all amounts are expressed in thousands of Canadian dollars, thousands of Nuevo Soles or thousands of Mexican Pesos):

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

20.           Management of financial risk (continued)

b)	Currency risk (continued)

	December 31, 2009				December 31, 2008
	Canadian Dollars	Nuevo Soles		Mexican Pesos	Canadian Dollars	Nuevo Soles		Mexican Pesos
Cash	$21,283	S/.	302	$1,283	$29,748	S./	629	$3,864
Short term investments	560		-	-	-		-	-
Accounts receivable	5		880	6,565	13		10,400	46,460
Accounts payable and accrued liabilities	(194)		(17,150)	(623)	(172)		(5,281)	(10,259)

Based on the above net exposure as at December 31, 2009, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the above currencies would result in an increase or decrease, expressed in US dollars, as follows:

Impact to other comprehensive income (loss)	$2,293
Impact to net income (loss)		$(614)	$65

c)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash equivalents and short term investments are held through large Canadian, international and foreign national financial institutions.  These investments mature at various dates within one year.  All of the Company’s trade accounts receivables are held with large international metals trading companies.

The Company holds derivative contracts with financial institutions and in this regard is exposed to counterparty risk.  The Company mitigates this risk by transacting only with reputable financial institutions to minimize credit risk.

As at December 31, 2009, the Company has a Mexican value added tax of $421 and Peruvian value added tax of $176.  The Company expects to recover the full amounts from the Mexican and Peruvian Governments.

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk by continuing to monitor forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its development plans.  The Company strives to maintain sufficient liquidity to meet its short term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash, short term investments, and its committed liabilities.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

20.           Management of financial risk (continued)

d)	Liquidity risk (continued)

	Expected payments due by period as at December 31, 2009
	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$8,083	$-	$-	$-	$8,083
Due to related parties, net	49	-	-	-	49
Derivatives	3,055	-	-	-	3,055
Long term liability	1,038	1,454	-	-	2,492
Total 1	$12,225	$1,454	$-	$-	$13,679

1
Amounts above do not include payments related to the following: (i) the Company's anticipated asset retirement obligation of $2,529 associated with mine closure, land reclamation, and other environmental matters.

e)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value is limited because the balances are generally held with major financial institutions in demand deposit accounts.

f)	Metal price risk

The Company is exposed to metals price risk with respect to silver, gold, zinc, and lead sold through its mineral concentrate products.  The Company mitigates this risk by implementing price protection programs for some of its zinc and lead production through the use of derivative instruments.  As a matter of policy, the Company does not hedge its silver production.

A 10% change in zinc, lead, silver, gold, and copper prices would cause an $811, $848, $1,528, $149, and $27 change in net earnings, respectively.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

21.	Supplemental cash flow information

		Years ended December 31,
	Notes	2009	2008
Cash received or paid for interest and income taxes:
Cash received for interest		$210	$(1,417)
Cash paid for income taxes		$596	$479
Non-cash Transactions:
Issue of shares on purchase of resource property	10	$5,194	$-
Reassessment of asset retirement obligation	10, 14	$1,286	$-
Cancellation of Minera Condor liability	13 b)	$156	$-
Equipment purchased through capital lease		$1,425	$-
Purchase of resource property on a deferred payment plan		$-	$860
Sale of equipment for a long-term receivable		$-	$143
Fair value of options exercised		$246	$25

22.	Subsequent Events up to March 11, 2010

a)	Credit Facility

On January 6, 2010, the Company has signed a commitment letter to enter into a $20 million senior secured revolving credit facility with The Bank of Nova Scotia.  The facility will have a 2.5 year maturity.  The proceeds of the facility may be used for general corporate purposes, including the development of the San Jose Project in Mexico.

The facility is intended to complement Fortuna’s strong cash position and provide additional financing flexibility during the construction stage at San Jose.  The San Jose pre-feasibility study is scheduled to be concluded the first quarter of 2010.

b)	Exchange listing

The Company’s common shares were listed and begun trading on the Toronto Stock Exchange (TSX) at the opening of trading on Monday, January 18, 2010 under its current symbol “FVI”.  Fortuna’s common shares were delisted from the TSX Venture Exchange upon commencement of trading on the TSX.

FORTUNA SILVER MINES INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
(All amounts expressed in thousands of US Dollars, except for share and per share amounts)

22.           Subsequent Events (continued)

c)	Other

On February 3, 2010, the Company (“Fortuna”) entered into a bought deal financing (“Offering”) with a syndicate of underwriters co-led by CIBC and Canaccord Financial Ltd.

The Offering closed on March 2, 2010 and the Company issued 15,007,500 common shares at a price of CAD$2.30 per shares (refer to Note 16.a) under the bought deal financing for gross proceeds of CAD$34.5 million.  Net proceeds of CAD$32.8 million after underwriting fees of CAD$1.7 million were raised from the bought deal financing.

The Company intends to use the net proceeds from the Offering to partially fund the construction of its 100% owned San Jose project in the state of Oaxaca, Mexico and for general corporate purposes.